Shearman & Sterling LLP

ngreene@shearman.com (212) 848-4668	July 25, 2016

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge G II Fund, LLC (the “Company”)
(File Nos. 333-174399 and 811-22561)

Dear Ms. Larkin:

Thank you for your comments regarding the Company’s registration statement on Form N-2 filed with the Securities and Exchange Commission (“SEC”) on June 7, 2016.  Based on your comments, below, we describe changes the Company will make to the Registration Statement1 via a further amendment to be filed shortly and certain supplemental information you requested. Upon filing that amendment, we will look forward to your confirmation that you will be ready to receive an acceleration request letter from the Company before the end of the month.

1.	COMMENT: You asked us to insert a bolded bullet point regarding the risks of investing in hedge funds on page 3 of the Registration Statement.

RESPONSE:    The Company will make the requested change.

2.	COMMENT: You asked whether the information provided in footnotes one and two (NAV per share and offering expense figures) on page 4 could be updated to a more recent date.

RESPONSE:    The Company will provide updated numbers to a more recent date.

3.
COMMENT:    In reference to the “Summary of Fees and Expenses” section, you requested a representation that if the assumptions that are used change materially over time, then the registration statement will be “stickered” accordingly.

RESPONSE:     The Company represents that the fees and expenses section will be stickered if it becomes materially inaccurate.

1	Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statement.

4.	COMMENT: In reference to the expense example tables provided on page 23, you asked us to round to the nearest dollar.

RESPONSE:     The Company will make the requested change.

5.	COMMENT: You asked us to include a plain English explanation for the terms “loan-level collateral analysis” on page 28 and “jumbo prime collateral” on page 29.

RESPONSE:     The Company will make the requested change.

6.
COMMENT:    Under the “Risk Management and Monitoring of Investments” heading, you asked us to clarify the language of the second sentence so it does not read as though the Fund is itself hiring advisers.

RESPONSE:     We agree that the sentence is intended to refer to managers of the Investment Funds.  The Company will revise accordingly.

7.	COMMENT: Under the “Investment Related Risks” heading, you asked us to consider a discussion of the risks presented by the departure of Britain from the European Union, known as the Brexit.

RESPONSE:     The Company will discuss Brexit risks in the Registration Statement.

8.	COMMENT: You asked us to change the sentence “no shareholder owned 5% or more of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC” on page 60 to instead reference the Company.

RESPONSE:     The Company will make the requested change.

9.
COMMENT:    Under the “Committees” heading on page 63, you asked us to identify the number of times when the Board’s committees met for the Company (leaving aside meetings that might have been solely for SkyBridge Multi-Adviser Hedge Fund Portfolios LLC).

RESPONSE:     The Company will make the requested change.

10.
COMMENT:    For the table under “The Portfolio Managers” heading on page 65, you asked us to break out the information provided to delineate each individual portfolio manager, rather than having them combined.

RESPONSE:     The Company will make the requested change.

11.	COMMENT: You asked us to include the last three fiscal years of Administrator fees for each Administrator separately.

RESPONSE:     The Company will make the requested change.

12.	COMMENT: You asked us to include the last three fiscal years of advisory fees.

RESPONSE:     The Company will make the requested change.

13.	COMMENT: You asked us to include a general description of the role of KPMG as the Company’s external auditors.

RESPONSE:     The Company will make the requested change.

14.	COMMENT: You asked us to address return of capital dividends if applicable.

RESPONSE:     The Company will clarify that it has not made such a distribution to date and none is contemplated.

15.	COMMENT: You asked us to include a table of outstanding securities for each class of authorized securities of the Company. You referred to the requirements of Item 10.5 under Form N-2.

RESPONSE:     The Company will make the requested change.

16.
COMMENT:    You asked us to make certain changes to the information presented under “Performance of Similar Fund Managed by Adviser” in Appendix B.  First, you asked that the negative values be displayed consistently (e.g., always in parentheses).  Second, you asked that standardized Average Annual Total Return information be presented for 1, 3, 5 and 10 years. Third, you asked that the chart do more to visually distinguish historical financial performance from CAI versus SkyBridge.  Fourth, you asked us to include a sentence in the narrative generally to the effect that “Differences between the two funds are immaterial and would not have a material effect on the disclosed performance”.

RESPONSE:    As to points 1 and 2, the Company will make the requested changes.  As to point 3, going forward the Company will set out a gap between the two sets of columns, resulting in two side-by-side charts.  As to point 4, a sentence already in the narrative says most of what is requested, and the Company will add to it as follows (two sentences are set out below, the second one is the new one):

“Notwithstanding that difference in concentration, the two accounts have been and are expected to be managed in materially the same manner.  To date, results for the two accounts have been materially similar.”

17.	COMMENT: You also asked how the presentation in that Appendix B conforms with the no-action letter precedent for so-called “related performance.” You cited the Bramwell and Nicholas Applegate letters.

RESPONSE:     The Company was asked much the same question in 2014.  We believe the responses given then apply equally here so attach for your reference our letters to Mr. Derek Newman dated July 30, 2014 and July 31, 2014.  The most important fact in the view of the Company is that for all periods shown in the chart, i.e., from September 2005 forward, Mr. Raymond Nolte was the Chief Investment Officer and was supported by substantially the same team.  In that regard, you asked specifically about Mr. Troy Gayeski, who is currently Mr. Nolte’s co-portfolio manager.  Mr. Gayeski was either a senior analyst or a portfolio manager for all periods shown.

18.
COMMENT:    You asked that the President sign the Registration Statement individually or that we confirm that there is a Board resolution affirming that Christopher Hutt may sign for the President. You cited to Rule 483(b).

RESPONSE:    The Company intends to obtain a Board resolution for this purpose going forward.  In the interim, the President will sign individually.

The Company acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement have been adequately addressed, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at (212) 848-4668.

Very truly yours,

 /s/ Nathan J. Greene

 Nathan  J. Greene (as attorney for the Company)

cc:	A. Marie Noble (Chief Compliance Office of the Company and General Counsel of the Adviser)
Christopher Hutt (Vice President of the Company and the Adviser)
Paul Schreiber (Shearman & Sterling LLP)
Thomas Majewski (Shearman & Sterling LLP)
Catherine Sum (Shearman & Sterling LLP)
Aviva Grossman (Kramer Levin Naftalis and Frankel LLP)

Shearman & Sterling LLP

ngreene@shearman.com (212) 848-4668	July 31, 2014

Mr. Derek B. Newman
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge G II Fund, LLC (the “Company”)
(File Nos. 333-174399 and 811-22561)

Dear Mr. Newman:

Thank you for your comments regarding the Company’s registration statement on Form N-2 filed with the Securities and Exchange Commission on June 12, 2014.  Since that June 12, 2014 filing, we filed a July 28, 2014 amendment that responded to your comments and also a July 31, 2014 amendment that corrected a clerical error for an exhibit that you drew to our attention.

We also filed correspondence with you on July 30, 2014 that supplementally discussed the related peformance shown in Exhibit B.  Today’s correspondence is a further supplement to that July 30 letter.

Following discussion with you, the Company has agreed to modify that Exhibit B in the following ways:

•
Performance prior to commencement of the current Chief Investment Officer’s tenure will not be shown.  As discussed, we will add disclosure generally to the effect that “the account shown was managed by a different portfolio manager at a different firm prior to September 2005 and, accordingly, that performance is not shown; that pre-September 2005 performance, which is available upon request, was materially lower than performance realized for the account for periods from September 2005 forward.”

•	The remaining performance will be presented separately for the period through June 2010 and the period after June 2010.
•
The Company will add to the sentence that includes the following text: “….is operated with substantially similar investment objectives, policies and strategies to those of the Company, except that the Company is expected to be less concentrated in its investment program (so that, while the Company may invest in a similar number of underlying positions, its investment in each generally will be more evenly allocated over time).” In particular, that sentence will be followed by a further sentence generally to the effect that:  “Notwithstanding that difference in concentration, the two accounts have been and are expected to be managed in materially the same manner.”

To that last point, and as a further supplemental confirmation of the similarity between the two accounts, we note that all of the underlying portfolio positions held by the Company are likewise held by the other SkyBridge account and that the Company has confirmed to us that performance results for the two accounts for the period of the Company’s operations (i.e., from January 1, 2014 to the present) have been materially similar.  We also, as you requested, supplementally confirm that there has been no other substantially similar account either at the current adviser or at the predecessor adviser

In closing, we respectfully add that it is now critical that the Company’s registration statement be declared effective as soon as possible.  We intend to follow this letter with an acceleration request, and you have our undertaking and that of the Company that the foregoing changes in disclosure will be incorporated as soon as possible.

The Company acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement have been adequately addressed, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at (212) 848-4668.

Very truly yours,

 /s/ Nathan J. Greene

Nathan  J. Greene (as attorney for the Company)

cc:	A. Marie Noble (Chief Compliance Office of the Company and General Counsel of the Adviser)
Christopher Hutt (Vice President of the Company and the Adviser)
Jason Spears (S&S)
Gregory Denis (S&S)

Shearman & Sterling LLP

ngreene@shearman.com (212) 848-4668	July 30, 2014

Mr. Derek B. Newman
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge G II Fund, LLC (the “Company”)
(File Nos. 333-174399 and 811-22561)

Dear Mr. Newman:

Thank you for your comments regarding the Company’s registration statement on Form N-2 filed with the Securities and Exchange Commission on June 12, 2014.  We understand you have a further request for supplemental information, as follows.

COMMENT:   You asked us to explain the rationale for including the related performance shown in Exhibit B to the registration statement and to relate that performance to applicable SEC staff guidance.

RESPONSE:    The information presented in that Exhibit B is the performance of another, substantially similar investment company managed by the same Adviser and same portfolio managers as the Company.  The information is not optional.  It is required to be presented pursuant to CFTC rules (because the Company is a “commodity pool” and is unable to rely on the so-called de minimis exception from CFTC regulation under CFTC rule 4.5).  That general requirement has been acknowledged by the SEC staff under a 2013 guidance note (see http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-05.pdf).

The guidance note, in turn, references two SEC staff no-action letters (those being: ITT Hartford Mutual  Funds (pub.  avail. Feb. 7, 1997) (which the staff cites for the proposition that a registered fund “may include in marketing materials performance information for other funds managed by the same adviser with investment  objectives, policies, and strategies substantially similar  to those of the fund”) and Nicholas- Applegate Mutual  Funds (pub.  avail. Aug. 6, 1996) (which the staff cites for the proposition that a registered fund “may include in prospectus performance information for private accounts managed by the fund’s adviser with investment objectives, policies, and strategies substantially similar to those of the fund”).

We believe that the related performance information set out in Exhibit B is within the terms of these letters.  We acknowledge, however, that greater care must be taken in considering the relevance of related performance when that performance was realized at a firm other than that serving as a fund’s current investment adviser, as is the case here – in that the Company’s current adviser (SkyBridge) purchased the other adviser at issue (the Citi Alternative Investments, or CAI, funds of funds business unit) in a 2010 transaction between those two businesses.

It is therefore relevant to note that SkyBridge purchased that CAI business in its entirety.   All personnel from that CAI business transitioned to SkyBridge.  That includes portfolio managers, analysts, operations personnel, financial personnel, etc. On those facts, there should be no question that SkyBridge is properly viewed as the successor to CAI’s business for this purpose and, accordingly, that it should not be misleading for SkyBridge-advised funds like the Company to present related performance earned while a related SkyBridge-advised fund was managed at CAI.

As discussed, we are aware of the SEC letter addressed to Great Lakes Advisers (pub.  avail. Aug. 6, 1996), which declined no-action assurances in circumstances when there was not “substantial identity” of personnel as between a successor and predecessor advisory firm.  That letter essentially required the firm to draw a line in its performance record and advertise only the record earned for periods when there was sufficient “identity” of personnel.

Were the Company to follow the Great Lakes approach, it might be obliged to not show the Exhibit B performance for periods prior to the August 2005 commencement of the current Chief Investment Officer’s tenure.  That said, on the Company’s facts we do not view that as either necessary or appropriate.  First, as we have said above, SkyBridge purchased the CAI funds of funds business unit in its entirety, and all personnel from that CAI business transitioned to SkyBridge.  Second, were the Company to drop the pre-August 2005 performance from Exhibit B it would meaningfully increase the overall performance shown (given that the average monthly return from inception to August 2005 was 0.42% and 0.73% thereafter).  There thus can be no concern here that the current presentation is designed to overstate performance.

In closing, we emphasize that the Company is open to modifying the presentation, expanding related disclosure text, etc., but asks that this not delay the opportunity to be declared effective tomorrow (July 31).  Any delay could interrupt a current and ongoing cycle of monthly closings and would be highly disruptive.

The Company acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement have been adequately addressed, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at (212) 848-4668.

Very truly yours,

 /s/ Nathan J. Greene

Nathan  J. Greene (as attorney for the Company)

cc:	A. Marie Noble (Chief Compliance Office of the Company and General Counsel of the Adviser)
Christopher Hutt (Vice President of the Company and the Adviser)
Jason Spears (S&S)
Gregory Denis (S&S)